Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Total Voting Rights and StemPrintER Demerger Update

London, New York, 1 July 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (the “Company” or “Tiziana”), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, today announces that plans to effect the demerger of StemPrintER from the Group are continuing to be progressed and it is now expected that a circular will now be sent to shareholders shortly after the Annual General Meeting to be held on 16 July 2020.

ATM Issues during June 2020

During the calendar month of June, the Company issued a total of 2,343,445 ordinary shares under the Company’s ATM sales agreement announced on 15 April 2020 to meet sales of a total of 468,689 ADSs under the ATM sales agreement, totaling gross proceeds of $2,785,003 in the month of June 2020. Those ordinary shares were admitted to trading on AIM under the Company’s “US ADS ATM Placing Scheme” block listing.

Total Voting Rights

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares, the total number of Ordinary Shares in issue will be 166,409,013. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 166,409,013 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883
Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173